U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

October 15, 2019

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Tocqueville Trust (the “Trust”)
1933 Act Registration File No. 033-08746
1940 Act Registration File No. 811-04840

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Institutional Class shares of The Tocqueville Fund, The Tocqueville Opportunity Fund, The Tocqueville Phoenix Fund (formerly, the Delafield Fund) and the Tocqueville Select Fund (together, the “Funds”), submits this application for withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
59	5/25/2018	485APOS	0000894189-18-003082
60	7/23/2018	485BXT	0000894189-18-003856
61	8/22/2018	485BXT	0000894189-18-004656
62	9/21/2018	485BXT	0000894189-18-005284
63	10/19/2018	485BXT	0000894189-18-005684
64	11/16/2018	485BXT	0000894189-18-006289
65	12/14/2018	485BXT	0000894189-18-006796
66	1/22/2019	485BXT	0000894189-19-000306
67	2/8/2019	485BXT	0000894189-19-000829
70	3/8/2019	485BXT	0000894189-19-001495
72	4/8/2019	485BXT	0000894189-19-002101
74	6/3/2019	485BXT	0000894189-19-003453
75	6/6/2019	485BXT	0000894189-19-003498
76	7/5/2019	485BXT	0000894189-19-004056
77	8/2/2019	485BXT	0000894189-19-004555
78	8/30/2019	485BXT	0000894189-19-005985

Post-Effective Amendment No. 59 was filed for the purpose of registering the Institutional Class shares of the Funds. The Trust is filing this application for withdrawal because the Trust has determined not to continue with the establishment of the Institutional Class shares of the Funds. No securities were sold in connection with Post-Effective Amendment No. 59. Based upon the foregoing, the Trust believes that withdrawal of Post-Effective Amendment No. 59 is consistent with the public interest and the protection of investors.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendment set forth above has been signed by the President of the Trust on this 14th day of October 2019.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Adam W. Smith at (414) 765-6115.

Sincerely,

/s/ Robert W. Kleinschmidt

Robert W. Kleinschmidt
President